UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-16335

RIDGEFIELD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

31248 Oak Crest Drive, Suite 110

Westlake Village, California 91361

(805) 416-7054

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 650

EXPLANATORY NOTE

On January 10, 2018, the registrant filed a Form 15 to terminate the registrant’s reporting obligations pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, although the Form 15 listed the registrant’s number of record holders of its common stock as of January 10, 2018 as 250, such number represented the registrant’s round lot holders. Following a review of the registrant’s corporate records, the registrant’s management has determined that the approximate number of holders of record of its common stock as of January 10, 2018 was 650. Therefore, because none of the rules providing for a termination of the registrant’s duty to file reports under the Exchange Act were applicable as of January 10, 2018, the registrant hereby withdraws the Form 15 filed on January 10, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ridgefield Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 15, 2018	RIDGEFIELD ACQUISITION CORP.

	By:	/s/ Steven N. Bronson
Name: Steven N. Bronson
Title: Chairman and Chief Executive Officer